
07008297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT PLANNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 W. Eldorado Street
(No. and Street)

Decatur, (City) IL. (State) 62522 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Koshinski 217-425-6340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jay Smith, CPA - Cameron, Smith & Company
(Name – *if individual, state last, first, middle name*)

2319 West Jefferson (Address) Springfield, (City) IL (State) 62702 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 3 0 2007
BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David P. Koshinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
CATHY L. SCHAFER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-8-2008

Signature

Executive Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLANNERS, INC.

FINANCIAL REPORT

December 31, 2006

INVESTMENT PLANNERS, INC.

CONTENTS
December 31, 2006

Cameron, Smith & Company
certified public accountants
a professional corporation

"Your partner in financial success"

2319 West Jefferson
Springfield, Illinois 62702

Telephone 217-787-8822
Facsimile 217-787-8823

Independent Auditor's Report

February 21, 2007

Officers and Directors
Investment Planners, Inc.
226 W. Eldorado
Decatur, Illinois 62525-0170

Dear Sirs:

We have audited the accompanying comparative balance sheets of Investment Planners, Inc., as of December 31, 2006 and 2005, and the related statements of earnings, changes in stockholder equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Investment Planners, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Investment Planners, Inc. a of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sincerely,
Cameron, Smith & Company



Jay B. Smith, CPA, CFP™
Principal

INVESTMENT PLANNERS, INC.

BALANCE SHEETS
December 31, 2006 and 2005

ASSETS	2006	2005
Current Assets:		
Cash and cash equivalents	$ 222,530	185,880
Investments - trading	103,097	87,962
Commissions receivable	626,422	487,689
Receivable from representative		1,455
Miscellaneous receivable		6,945
Prepaid expenses	15,272	14,643
Income tax refunds receivable	16,699	55,817
Total current assets	984,020	840,391
Fixed Assets:		
Leasehold improvements	103,439	103,439
Office furniture and equipment	360,975	323,399
Software	86,181	83,641
	550,595	510,479
Less accumulated depreciation	(288,539)	(244,455)
Less accumulated amortization	(57,960)	(49,782)
Net fixed assets	204,096	216,242
TOTAL ASSETS	$ 1,188,116	1,056,633

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY		2006	2005
Current Liabilities:			
Accounts payable	$	**68,230**	64,513
Commissions payable		**509,219**	396,301
Accrued expenses:			
Wages and payroll tax		**13,904**	35,845
Income taxes		**1,370**	1,300
Profit sharing		**50,000**	30,000
Total current liabilities		**642,723**	527,959
Deferred Income Taxes		**33,167**	35,598
Total liabilities		**675,890**	563,557
Stockholders' Equity:			
Common stock - no par value		**12,375**	12,375
Paid in capital		**10,125**	10,125
Retained earnings		**489,726**	470,576
Total stockholders' equity		**512,226**	493,076
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**1,188,116**	1,056,633

INVESTMENT PLANNERS, INC.

STATEMENTS OF EARNINGS
Years ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Commissions revenue	$ 10,649,238	9,475,688
Interest and dividends	21,851	14,970
Other income	495,913	444,924
Increase (decrease) in market value - trading securities	5,623	(2,673)
Gross earnings	11,172,625	9,932,909
Expenses:		
Agent and employee compensation and benefits	10,121,063	9,150,842
Communications and data processing	47,555	40,970
Occupancy	92,387	114,893
Other expenses	892,845	804,732
Interest expense	268	196
Total expenses	11,154,118	10,111,633
Earnings (loss) before income taxes	18,507	(178,724)
Income tax expense (benefit)	(643)	(39,628)
Net earnings (loss)	$ 19,150	(139,096)

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2006 and 2005

	Capital Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2004	$ 12,375	10,125	609,672	632,172
Net earnings (loss)			(139,096)	(139,096)
Balance, December 31, 2005	**12,375**	**10,125**	**470,576**	**493,076**
Net earnings			**19,150**	**19,150**
Balance, December 31, 2006	**$ 12,375**	**10,125**	**489,726**	**512,226**

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005

		2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$	19,150	(139,096)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization		52,262	55,337
Change in market value		(5,623)	2,673
Deferred income taxes		(2,432)	(19,571)
Change in assets - (increase) decrease:			
Commissions receivable		(138,733)	127,472
Other receivable		8,400	(3,955)
Prepaid expenses		(629)	2,858
Income tax receivable		39,118	(55,817)
Change in liabilities - increase (decrease):			
Accounts payable		3,719	(1,604)
Commissions payable		112,918	(88,059)
Accrued wages and payroll taxes		(21,942)	2,320
Accrued income taxes		71	(86,142)
Deferred compensation payable			(58,653)
Accrued profit sharing		20,000	16,470
Net cash flows from operating activities		86,279	(245,767)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of investments		(9,512)	(26,649)
Purchases of fixed assets		(40,117)	(43,929)
Sales of investments			58,653
Net cash flows from investing activities		(49,629)	(11,925)
Net increase (decrease) in cash and cash equivalents		36,650	(257,692)
Cash and cash equivalents, beginning of year		185,880	443,572
Cash and cash equivalents, end of year	$	222,530	185,880
SUPPLEMENTAL DISCLOSURES			
Interest paid	$	268	195
Income taxes paid, net	$	-	102,331

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative offices are located in Decatur, Illinois, with branch offices in Indiana and Kentucky. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Commissions Receivable: Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the outstanding balances, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Fixed Assets: Office furniture and equipment is depreciated using the declining balance method over five to seven years. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes: Income taxes are provided for based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs. tax depreciation.

Reclassifications: Certain amounts reported for 2005 have been reclassified to conform to the 2006 presentation. Such reclassifications had no effect on reported income.

Note 2 - Capital Stock

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 3 - Related Party Transactions

The Company rents four vehicles from a shareholder and a corporation related to it through common ownership. Such rent payments were $ 38,751 in 2006 and $ 33,699 in 2005.

Note 4 - Deposit with Clearing Organization

The Company is required to maintain a deposit of $ 10,000 with the organization that clears its customers' transactions. The $ 10,000 is included in cash and cash equivalents.

Note 5 - Trading Securities

The Mutual Funds are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2006, and 2005 the Company's minimum net capital requirement was $ 50,000. The Company was in compliance with the net capital requirement at December 31, 2006 and 2005.

Note 7 - Employee Benefit Plan

In 2004, the Company amended its defined contribution plan to be a safe-harbor 401(K) plan. The plan covers virtually all employees. The profit sharing plan expense for 2006 was $ 81,778 and for 2005 was $ 58,998.

Note 8 - Prepaid Expenses

Prepaid expenses consist of:

	2006	2005
Expenses	**$ 15,272**	14,643

Note 9 - Deferred Compensation Plan

In 2000, the Company established a nonqualified deferred compensation plan for certain commissioned representatives. The Company terminated the plan and paid out all amounts due to representatives during 2005.

Note 10 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution located in Decatur, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2006 and 2005, the Company's uninsured cash balances totaled $ 17,315 and $ -0-, respectively.

Note 11 - Operating Leases/Related Party Transactions

The Company leases its Decatur office space under a lease agreement for $ 6,500 per month. The landlord is related to the Company through common ownership. The lease runs through February 2009 with renewal options. The lease is classified as an operating lease. Office lease paid during 2006 was $ 78,000, and in 2005 the amount paid was $ 97,500.

The Company leases an airplane from a company related to it through common ownership, under terms of a lease dated March 1, 2001, for $ 2,600 per month in 2006 and $ 2,600 per month in 2005. The lease required non-refundable payments of $ 23,042 upon execution of the lease. Lease expense for 2006 was $ 31,200 and for 2005 was $ 31,200.

Future lease commitments are as follows:

2007	$ 78,000
2008	78,000
2009	13,000

Note 12 - Income Tax Expense

Income tax expense (benefit) for the year ended December 31, 2006 consisted of:

	2006	2005
Current	$ 20,769	
Refunds of prior year tax	(18,980)	(17,795)
Deferred	(2,432)	(21,833)
	$ (643)	(39,628)

The deferred income tax benefit is calculated based on timing differences resulting from the use of accelerated depreciation for tax purposes while using straight-line depreciation for financial statement purposes.

Investment Planners, Inc.
Decatur, Illinois

There was a material difference regarding the net capital computation at December 31, 2006 between the unaudited computation in the Focus Report IIA and the net capital computation submitted with this report.

- The receivables decreased by $ 217,321
- The other securities decreased by $ 1
- The non allowed assets of fixed assets increased by $3,732
- The prepaid expenses decreased by $ 17,981
- The accounts payable decreased by $ 201,360
- The retained earnings decreased by $ 30,211
- The net capital decreased by $ 15,962

No material inadequacies were found to exist.

Investment Planners, Inc. is exempt from rule 15c3-3 as of December 31, 2007 under rule 15c303k(ii). Transactions are cleared through another broker/dealer. No computation for the reserve requirement and no information relating to possession or control requirements is required.

FIRM NAME Investment Planners, Inc.

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION as of December 31, 2006

PART I

TOTAL ASSETS		$ 1,188,116
LESS: TOTAL LIABILITIES (Exclusive of subordinated debt)		$ (675,890)
NET WORTH		$ 512,226
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:		
Total Non-Allowable Assets	$ 236,068	
Other deductions or changes	$ 17,882	
TOTAL DEDUCTIONS FROM NET WORTH		$ (253,950)
NET CAPITAL BEFORE HAIRCUTS		$ 258,276
HAIRCUTS:		
Certificates of Deposit and Commercial Paper	$	
U. S. and Canadian government obligations	$	
State and Municipal government obligations	$	
Corporate obligations	$	
Stocks and warrants	$	
Options	$	
Arbitrage	$	
Other Securities	$ 17,809	
TOTAL HAIRCUTS		$ (17,809)
NET CAPITAL		$ 240,467

PART II

MINIMUM NET CAPITAL REQUIREMENT	$ 50,000
TOTAL NET CAPITAL	$ 240,467
TOTAL AGGREGATE INDEBTEDNESS	$ 675,890
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 281%
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 190,467

Verification

END